                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                  SCHEDULE TO
                             Tender Offer Statement
                       Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               (Amendment No. 4)
                               -----------------

                           Edgewater Technology, Inc.
         (Name of Subject Company (Issuer) and Filing Person (Offeror)
         -------------------------------------------------------------

                    Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)
                         ------------------------------

                                  280358 10 2
                     (CUSIP Number of Class of Securities)
                     -------------------------------------

                            Gordon Y. Allison, Esq.
                  Executive Vice President and General Counsel
                           Edgewater Technology, Inc.
                             302 East Millsap Road
                             Fayetteville, AR 72703
                                 (501) 973-6084

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                    Communications on Behalf of the Bidder)
                    ---------------------------------------

                                   Copies to:
                              Brian J. Lynch, Esq.
                              Gregg W. Corso, Esq.
                           Darren K. DeStefano, Esq.
                               Cooley Godward LLP
                               One Freedom Square
                               Reston Town Center
                              11951 Freedom Drive
                                Reston, VA 20190
                                 (703) 456-8000
                                 --------------

                           CALCULATION OF FILING FEE

Transaction Valuation*                                  Amount of Filing Fee**
----------------------                                  ----------------------

  $130,700,000                                                  $26,140
  ============                                                  =======

  * Estimated for purposes of calculating the amount of filing fee only. The amount assumes (i) the purchase of 16,250,000 shares of common stock, par value $0.01 per share (the "Shares"), of Edgewater Technology, Inc., a Delaware corporation (the "Company"), including the associated preferred stock purchase rights issued pursuant to the Rights Agreement dated July 21, 2000 between the Company and EquiServe Trust Company, N.A., at a price per share of $8.00 in cash and (ii) the payment of up to $700,000 as consideration in respect of 408,000 Qualified Option Shares (as defined herein).

  ** Previously paid.

  [x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:  $26,140                        Filing Party: Edgewater Technology, Inc.
Form or Registration No.: Schedule TO (5-49699)         Date Filed:  December 21, 2000

  [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

  [ ] third-party tender offer subject to Rule 14d-1.

  [x] issuer tender offer subject to Rule 13e-4.

  [ ] going-private transaction subject to Rule 13e-3.

  [ ] amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

This Amendment No. 4 to the Tender Offer Statement on Schedule TO relates to the self-tender offer by Edgewater Technology, Inc., a Delaware corporation (the "Company"), to purchase up to 16,250,000 shares, or such lesser number as were properly tendered and not properly withdrawn, of its outstanding common stock, par value $0.01 per share (the "Shares"), including the associated Preferred Stock Purchase Rights, at a purchase price of $8.00 per share, net to the seller in cash, subject to applicable withholding of taxes, without interest thereon, and, in addition, up to 408,000 Qualified Option shares (as defined in the Offer to Purchase). The Company's offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 21, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer"). All Shares tendered and purchased include the associated preferred stock purchase rights issued pursuant to the Rights Agreement dated as of July 21, 2000 between the Company and EquiServe Trust Company, N.A., as rights agent, and, unless the context otherwise requires, all references to Shares include the associated preferred stock purchase rights. This Amendment No. 4 to the Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The information in the Offer to Purchase and the related Letter of Transmittal, copies of which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, including all schedules and annexes thereto, are hereby expressly incorporated herein by reference in response to items 1 through 11 of Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following language:

"The Offer expired at 12:00 midnight, Eastern time, on January 23, 2001. The Company accepted for payment a total of 16,250,000 Shares at a purchase price of $8.00 per Share. As of January 23, 2001, the Company had 28,726,070 Shares issued and outstanding. As a result of the Offer, the Company will have approximately 12,476,070 Shares issued and outstanding as of the time immediately following payment for the accepted Shares."

Item 11.  Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by inserting at the end thereof the following sentence:

"On January 29, 2001, the Company issued a press release announcing the final results of the Offer, a copy of which is filed as Exhibit (a)(1)(M) to the Schedule TO."

Item 12. Exhibits.

(a)(1)(M) Press Release dated January 29, 2001.

                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 29, 2001


                               EDGEWATER TECHNOLOGY, INC.

                               By:  /s/ Clete T. Brewer
                                    -------------------
                               Name:  Clete T. Brewer
                               Title: Chairman and Chief Executive Officer

                                 EXHIBIT INDEX

EXHIBIT NO.

(a)(1)(A) Offer to Purchase dated December 21, 2000.*

(a)(1)(B) Letter of Transmittal.*

(a)(1)(C) Notice of Guaranteed Delivery.*

(a)(1)(D) Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees. *

(a)(1)(E) Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(F) Option Election Form and Related Instructions.*

(a)(1)(G) Memorandum to Holders of Options.*

(a)(1)(H) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(I) Summary Advertisement to be published on December 22, 2000.*

(a)(1)(J) Press Release dated December 15, 2000 (incorporated by reference to
          Exhibit 99.1 of the Form 8-K filed by Edgewater Technology, Inc. with the Securities and Exchange Commission on December 15, 2000).

(a)(1)(K) Press Release dated December 21, 2000 (incorporated by reference to
          Exhibit 99.1 of the Form 8-K filed by Edgewater Technology, Inc. with the Securities and Exchange Commission on December 21, 2000).

(a)(1)(L) Press release dated January 24, 2001.**

(a)(1)(M) Press release dated January 29, 2001.

(b)       Not applicable.

(d)       Not applicable.

(g)       Not applicable.

(h)       Not applicable.

*  Previously filed on Schedule TO
** Previously filed on Amendment No. 3 to Schedule TO.